ARTICLES OF INCORPORATION

                                       OF

                              RECIPES DIRECT, INC.


FIRST:    The name of the corporation is Recipes Direct, Inc.

SECOND: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THIRD: The Corporation is authorized to issue two classes of shares of stock to be designated Common Shares, $.001 par value per share, and Preferred Shares, $.001 par value per share, respectively. The total number of Common Shares that the Corporation is authorized to issue is 100,000,000. The total number of Preferred Shares that the Corporation is authorized to issue is 20,000,000.

          The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted or imposed upon any wholly unissued series of Preferred Shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of that series. Of the Preferred Shares, 1,000,000 shares shall be designated as Series A Preferred Stock. Prior to issue of any shares of Series A Preferred Stock, a certificate of determination shall be filed with the California Secretary of State setting forth the rights, preferences, privileges, and restrictions of the Series A Preferred Stock, pursuant to California Corporations Code 401(a).

FOURTH: The name and address in the State of California of the Corporation's initial agent for service of process is: Mr. Joseph G. Lucidi, 11974 Avenida Consentido, San Diego, California 92128.

FIFTH: The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

          The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through by-law provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, to the fullest extent permissible under California law. Any amendment, repeal or modification of any provision of this Article IV shall not adversely affect any right or protection of an agent of the Corporation existing at the time of such amendment, repeal or modification.



          Dated: November 29, 1999           /s/ Joseph G. Lucidi
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                                             Joseph G. Lucidi, Sole Incorporator